ChinaEdu Corporation to Announce First Quarter 2011 Financial Results on June 1, 2011

BEIJING, CHINA – May 13, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or "the Company"), a  leading educational services provider in China, today announced that the Company will release its unaudited financial results for the first quarter ended March 31, 2011 after the U.S. markets close on June 1, 2011. ChinaEdu's management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 2, 2011 (8:00 p.m. Beijing/Hong Kong Time on June 2, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free Number	1-800-561-2693
International Dial-in Number	1- 617-614-3523
Mainland China Toll Free Number	10-800-130-0399
Hong Kong Dial-in Number	852-3002-1672
Conference ID:	14203725

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone at the following numbers until June 25, 2011.

Dial-in numbers for the replay are as follows:

U.S. Toll Free Number	1-888-286-8010
International Dial-in Number	1-617-801-6888
Conference ID:	24296013

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Companyfs primary business is degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through our nationwide learning center network.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net